AFRIORE LIMITED
41 Roebuck Street, Bridgetown, Barbados

Tel: (212) 386-5496
Fax: (212) 386-5425

04012752

SUPPL

January 29, 2004

SEC MAIL PROCESSING SECTION
RECEIVED
FEB - 9 2004
WASH, D.C. 158

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C.
U.S.A. - 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: SEC. Exemption No. 82-4514

Please find enclosed a copy of the unaudited Consolidated Interim Financial Statements for the nine months ended November 30th, 2003, for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

AFRIORE LIMITED

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Per: Shereen Dorey

/sd

Encl.

dw 2/11

AFRIORE LIMITED

Consolidated Interim Financial Statements
Expressed in Canadian Dollars
November 30, 2003
Unaudited, prepared by management

AfriOre Limited

Consolidated Balance Sheets
Expressed in Canadian Dollars

	Note	November 30, 2003 (unaudited)	February 28, 2003 (audited)
Assets			
Current			
Cash and cash equivalents		**$ 2,821,664**	$ 1,337,993
Cash – Project specific	2	**$ 1,811,794**	–
Receivables		**2,148,279**	1,227,579
Inventories	3	**1,760,529**	2,152,459
Other		**431,997**	192,282
		8,974,263	4,910,313
Coal assets	4	**4,605,768**	4,525,097
Property and equipment	5	**68,975**	77,045
Exploration properties	6	**3,359,214**	1,760,302
Trust funds		**369,656**	279,209
		$ 17,377,876	$ 11,551,966
Liabilities			
Current			
Taxes payable		**$ 61,059**	$ 18,197
Accounts payable and accrued liabilities		**3,888,409**	1,732,165
Due to bank and short-term loan		**396,021**	–
Debenture liability	7	**1,379,798**	–
Current portion of debt		**1,013,704**	326,057
		6,738,991	2,076,419
Long term			
Long term portion of debt		–	28,297
Deferred purchase price		–	769,079
Deferred gain		**1,953,281**	2,095,149
Reclamation provision		**907,468**	817,611
Future income taxes		**1,067,465**	1,024,798
		3,928,214	4,734,934
Shareholders' Equity	8	**6,710,671**	4,740,613
		$ 17,377,876	$ 11,551,966

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Operations and Deficit

Expressed in Canadian Dollars

	Three months ended November 30, 2003	Three months ended November 30, 2002	Nine months ended November 30, 2003	Nine months ended November 30, 2002
Coal operation				
Revenue	**$ 2,311,816**	$ 1,456,506	**$ 6,619,451**	$ 5,845,735
Production costs	**(2,096,179)**	(1,145,530)	**(6,288,308)**	(3,953,165)
Depreciation and amortization	**(148,845)**	(149,792)	**(460,184)**	(421,333)
	66,792	161,184	**(129,041)**	1,471,237
Other income and expenses				
Other income	**180,162**	113,588	**533,873**	414,808
Gain (loss) on foreign exchange	**(30,763)**	(80,263)	**(53,282)**	(69,990)
Interest expense	**(53,042)**	(22,964)	**(194,875)**	(77,437)
Amortization of deferred purchase price	**(32,913)**	(23,093)	**(96,151)**	(66,725)
	63,444	(12,732)	**189,565**	200,656
Corporate and exploration expenses				
Administrative and project management costs	**(558,788)**	(506,419)	**(1,778,662)**	(1,410,659)
Exploration and project evaluation	**(23,580)**	19,432	**(93,653)**	(65,601)
Depreciation and amortization	**(9,228)**	(6,946)	**(26,622)**	(19,412)
Write down of other assets and gains on asset disposal	**(183,088)**	11,617	**(183,088)**	262,167
	(774,684)	(482,316)	**(2,082,025)**	(1,233,505)
Income (loss) before taxes	**(644,448)**	(333,864)	**(2,021,501)**	438,388
Income (taxes) recovery	**(31,214)**	–	**(31,214)**	–
Net income (loss)	**$ (675,662)**	**$ (333,864)**	**$ (2,052,715)**	**$ 438,388**
Basic income (loss) per share	**$ (0.02)**	**$(0.01)**	**$ (0.07)**	**$0.02**
Diluted income (loss) per share	**$ (0.02)**	**$(0.01)**	**$ (0.07)**	**$0.01**
Deficit, beginning of period	**$(18,609,093)**	$(16,382,145)	**$(17,232,040)**	$(17,154,397)
Net income (loss)	**(675,662)**	(333,864)	**(2,052,715)**	438,388
Deficit, end of period	**$ (19,284,755)**	$ (16,716,009)	**$ (19,284,755)**	$ (16,716,009)

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Three months ended November 30, 2003	Three months ended November 30, 2002	Nine months ended November 30, 2003	Nine months ended November 30, 2002
Cash derived from (applied to):				
Operating Activities				
Net income (loss)	**$ (675,662)**	$ (333,864)	**$ (2,052,715)**	$ 438,388
Items not affecting cash:				
Future taxes	**(27,652)**	–	**(27,652)**	–
Write down of other assets and (gains)/ losses on disposal of assets	**183,088**	(11,617)	**183,088**	(262,167)
Amortization of deferred gain	**(47,290)**	(47,290)	**(141,868)**	(141,868)
Amortization of deferred purchase price	**32,913**	23,093	**96,151**	66,725
Depreciation and amortization	**158,073**	156,738	**486,806**	440,745
Provision for environmental liability	**–**	(20,421)	**–**	–
Debenture interest	**36,986**	–	**98,219**	–
Compensation expense	**–**	–	**53,349**	–
Other	**45,364**	–	**17,063**	–
Net operating working capital changes	**1,049,024**	1,049,839	**1,683,202**	(98,433)
	754,844	816,478	**395,643**	443,390
Investing Activities				
Coal assets	**(64,861)**	(241,744)	**(319,823)**	(734,410)
Property and equipment	**(1,119)**	(5,063)	**(4,701)**	(18,637)
Proceeds on asset disposition	**–**	–	**–**	438,291
Exploration properties	**(419,362)**	(273,387)	**(1,598,912)**	(498,909)
	(485,342)	(520,194)	**(1,923,436)**	(813,665)
Financing Activities				
Common shares issued	**2,171,756**	–	**3,287,090**	–
Environmental trust account	**(39,011)**	10,805	**(54,430)**	–
Short term loan-advance	**201,984**	–	**360,689**	–
Due to bank and short term loan - repayment	**–**	–	**–**	(31,733)
Operating loan-repayments	**(9,672)**	(28,159)	**(204,190)**	(246,939)
Capital lease obligations	**(42,647)**	–	**(104,353)**	–
Debenture	**–**	–	**1,500,000**	–
	2,282,410	(17,354)	**4,784,806**	(278,672)
Foreign exchange impact on cash balances	**31,034**	111,699	**38,452**	150,990
Increase (decrease) in cash and cash equivalents during the period	**2,582,946**	390,629	**3,295,465**	(497,957)
Cash and cash equivalents, beginning of period	**2,050,512**	1,562,386	**1,337,993**	2,450,972
Cash and cash equivalents, end of period	**$ 4,633,458**	$ 1,953,015	**$ 4,633,458**	$ 1,953,015
Supplementary disclosure:				
Cash paid for taxes	**$ 21,786**	$ 19,711	**$ 28,123**	$ 231,294
Cash paid for interest	**16,056**	22,964	**96,656**	77,437

See accompanying notes to the consolidated financial statements

1. ACCOUNTING POLICIES

The unaudited, consolidated financial statements of AfriOre Limited (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 2 of the Company's consolidated financial statements for the period ended February 28, 2003. These interim financial statements should be read in conjunction with the consolidated financial statements and notes for the year ended February 28, 2003 included in the Company's 2003 Annual Report. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year ending February 29, 2004.

2. CASH – PROJECT SPECIFIC

In terms of the FSC gold project joint venture agreement, Wits Basin Precious Minerals Inc. ("WBPM") is to provide funding of up to US$ 3.5 million. This funding is project specific and may only be spent on the FSC gold project. The amount of C$ 1,811,794 represents the cash balances held at November 30, 2003 that are specific to the FSC gold project.

3. INVENTORIES

Inventories are comprised of the following:

	November 30, 2003	February 28, 2003
Coal (tonnes) 100%	**71,125**	131,209
Coal ($)	**$ 1,179,648**	$ 1,854,499
Materials and supplies	**580,881**	297,960
50% attributable to AfriOre	**$ 1,760,529**	$ 2,152,459

4. COAL ASSETS

	November 30, 2003			February 28, 2003
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Plant and equipment	**$ 5,373,383**	**($ 2,308,407)**	**$ 3,064,976**	$ 3,045,665
Mineral properties	**1,804,313**	**(263,521)**	**1,540,792**	1,479,432
	$ 7,177,696	**($ 2,571,928)**	**$ 4,605,768**	$ 4,525,097

5. PROPERTY AND EQUIPMENT

	November 30, 2003	February 28, 2003

	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Office equipment and furniture	**$ 138,905**	**$ (92,241)**	**$ 46,664**	$ 51,264
Vehicles	**52,557**	**(30,246)**	**22,311**	25,781
	$ 191,462	**$ (122,487)**	**$ 68,975**	$ 77,045

6. EXPLORATION PROPERTIES

	February 28, 2003	Additions	**November 30, 2003**
South Africa-Somkele (Coal)	$ 1,172,412	$ 194,135	**$ 1,366,547**
South Africa-FSC (Gold)	385,394	551,097	**936,491**
South Africa-Dwaalboom (Gold)	49,214	65,034	**114,248**
Mali-Banankoro (Gold)	62,588	648,382	**710,970**
Kenya-Ndori (Gold)	28,778	48,144	**76,922**
Kenya-Siaya (Gold)	61,916	92,120	**154,036**
	$ 1,760,302	$ 1,598,912	**$ 3,359,214**

7. DEBENTURE LIABILITY

On April 4, 2003 AfriOre raised gross proceeds of $1.5-million by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The debentures have a term of 18 months. The interest rate on the debentures is 10% per annum, payable semi-annually in common shares based on a price per share equal to the greater of $0.55 and the weighted average trading price per share for the 20 consecutive trading days ending on the third trading day prior to the date on which interest is payable less the maximum applicable discount permitted by the Toronto Stock Exchange. The debentures represent the senior debt of AfriOre Limited and are secured by a pledge of all the securities of AfriOre International (Barbados) Limited, a wholly owned subsidiary. The debentures are redeemable by AfriOre at any time prior to maturity and accordingly are classified as a current liability.

These debentures have been classified into debt and equity components in the financial statements. The portion of the obligation representing the value of AfriOre's right to satisfy the interest obligation with common shares of $143,216 has been presented as other paid-in equity in shareholders' equity. The equity component will accrete over the life of the debenture to ensure the carrying value is equal to the value of the interest obligation being settled in shares. The financial liability component at November 30, 2003 has been shown as a debenture liability of $1,379,798 classified as short-term and includes accrued accounting interest charges of $91,322. The cost of issuing the debentures of approximately $12,000 was expensed.

8. SHAREHOLDERS' EQUITY

Shareholders' equity is comprised as follows:

	November 30, 2003	February 28, 2003
Capital stock	**$ 24,925,092**	$ 21,654,764
Other paid-in equity	**143,216**	–
Agent options and compensation warrants	**22,989**	–
Warrants	**122,327**	–
Contributed surplus	**855,491**	855,491
Deficit	**(19,284,755)**	(17,232,040)
Cumulative translation adjustment	**(73,689)**	(537,602)
	$ 6,710,671	$ 4,740,613

(a) Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value. The issued and outstanding shares are:

	Shares	Amount
Balance February 28, 2002	**25,359,887**	**$ 21,654,764**
	–	–
Balance February 28, 2003	**25,359,887**	**$ 21,654,764**
Brokered private placement	4,801,390	2,656,492
Exercise of options	400,000	200,000
Exercise of warrants	290,000	174,660
Debenture interest	110,594	75,205
Exercise of agent options & compensation warrants	262,958	163,971
Balance November 30, 2003	**31,224,829**	**$ 24,925,092**

(b) Other paid-in equity

The debentures have been classified into debt and equity components in the financial statements (see note 7). The portion of the obligation representing the value of the Company's right to satisfy the interest obligation with common shares of $143,216 has been presented as other paid-in equity in shareholders' equity. The equity component will accrete over the life of the debenture to ensure the carrying value is equal to the value of the interest obligation being settled in shares.

(c) Agent Options and Compensation Warrants

On April 24, 2003 AfriOre granted a broker's compensation option to Standard Securities Capital Corp. ("Standard") in connection with the sale of units in a brokered private placement. The option enables a broker to purchase up to 8% of the units sold (137,958) in the private placement for $0.58 per unit for a period of 12 months following the closing date. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 68,979 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share.

On April 30, 2003 AfriOre granted an advisory services compensation option to Standard enabling the holder to purchase 200,000 common shares of the Company at a price of $0.59 per share. The option has a term of two years.

A value of $0.039 was assigned to each compensation option, $0.005 to each compensation option warrant and $0.032 to each advisory services compensation option resulting in an amount of $12,125 which has been presented as "Agent Options and Compensation Warrants" in shareholders' equity.

On September 25, 2003 AfriOre granted a broker's compensation warrant to Coniston Investment Corp. ("Coniston") in connection with the sale of units in a brokered private placement. The warrant enables the broker to purchase up to 8% of the units sold (246,153) in the private placement for $0.80 per unit for a period of 18 months following the closing date. Each broker's compensation unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 123,077 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.80 per share.

A value of $0.053 was assigned to each compensation option and to each full compensation share purchase warrant resulting in an amount of $19,569 which has been presented as "Agent Options and Compensation Warrants" in shareholders' equity.

(d) Warrants

On April 4, 2003 AfriOre raised gross proceeds of $1.5-million by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The 1,500,000 warrants have a term of 24 months and are exercisable at a price of $0.55. A value of $0.029 was assigned to each warrant.

On April 24, 2003, AfriOre raised gross proceeds of $1,000,200 in a brokered private placement. The private placement was for 1,724,482 units priced at $0.58 per unit. Each unit is comprised of one common share of the Corporation and one-half of one common share purchase warrant. Each of the 862,241 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share. A value of $0.004 was assigned to each warrant.

On September 25, 2003, AfriOre raised gross proceeds of $1,999,990 in a brokered private placement. The private placement was for 3,076,907 units priced at $0.65 per unit. Each unit is comprised of one common share of the Corporation and one-half of one common share purchase warrant. Each of the 1,538,454 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.80 per share. A value of $0.053 was assigned to each warrant.

(e) Summary of Outstanding Options

	Options	Weighted average price
Balance February 28, 2003	**2,400,000**	**$0.59**
Granted	570,000	0.80
Expired	(100,000)	0.80
Cancelled	(10,000)	0.54
Exercised	(400,000)	0.50
Balance November 30, 2003	**2,460,000**	**$0.65**

At November 30, 2003 the following options to acquire common shares of the Company are outstanding. All options are exercisable except for the following: 50,000 options granted at $0.67 vest June 1, 2004.

Number of Common Shares Subject to Option	Exercise Price	Expiry Date
10,000	$0.80	April 19, 2005
75,000	$0.50	May 25, 2005
275,000	$0.50	August 6, 2006
805,000	$0.54	August 16, 2006
75,000	$0.60	February 11, 2007
200,000	$0.67	May 13, 2007
450,000	$0.75	September 12, 2007
570,000	$0.80	June 3, 2008
2,460,000		

9. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors. These transactions are recorded at the exchange amount, being the amount agreed to by the parties. A summary of these transactions follows:

	Three months ended November 30,		Nine months ended November 30,	
	2003	2002	**2003**	2002
Administrative services [1]	**$ 77,250**	$ 77,250	**$ 231,750**	$ 231,750
Consulting fees [2]	**5,467**	–	**5,467**	2,491

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada.
2. Paid by subsidiaries in South Africa to a firm in which a director has a shareholding.

10. EARNINGS PER COMMON SHARE

Earnings per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS data is calculated using the treasury stock method. The calculation of diluted EPS assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the latter of the beginning of the period, or time of issue. In applying the treasury stock method, options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted EPS as the effect is anti-dilutive.

	Three months ended November 30,		Nine months ended November 30,	
	2003	2002	**2003**	2002
(i) Basic				
Numerator				
Net earnings (loss) – income available to shareholders	**($ 675,662)**	($ 333,864)	**($2,052,715)**	$ 438,388
Denominator				
Weighted average number of shares	**30,750,234**	25,359,887	**27,715,353**	25,359,887
Basic earnings per share	**($ 0.02)**	($0.01)	**($ 0.07)**	$0.02
(ii) Diluted				
Net earnings – income available to shareholders	**($ 675,662)**	($ 333,864)	**($2,052,715)**	$ 438,388
Denominator				
Weighted average number of shares	**30,750,234**	25,359,887	**27,715,353**	25,359,887
Potential issuance of shares from stock options	**-**	-	**-**	272,184
	30,750,234	25,359,887	**27,715,353**	25,632,071
Diluted earnings per share	**($ 0.02)**	($ 0.01)	**($ 0.07)**	$ 0.01
Average quoted market price	**$ 0.93**	$ 0.67	**$ 0.85**	$ 0.63

11. SEGMENTED INFORMATION

AfriOre's interest in the Springlake Joint Venture is its only reportable segment. The Springlake Joint Venture produces and markets anthracite.

	Three months ended November 30, 2003			Three months ended November 30, 2002		
	SLJV	**Corporate and other**	**Total**	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$ 961,971**	**$ –**	**$ 961,971**	$512,752	$ –	$512,752
Export sales	**1,349,845**	**–**	**1,349,845**	943,755	–	943,755
	2,311,816	**–**	**2,311,816**	1,456,507	–	1,456,507
Production costs	**(2,096,179)**	**–**	**(2,096,179)**	(1,145,530)	–	(1,145,530)
Depreciation and amortization	**(136,997)**	**(11,848)**	**(148,845)**	(137,945)	(11,847)	(149,792)
	78,640	**(11,848)**	**66,792**	173,032	(11,847)	161,185
Other income and expenses	**(156,942)**	**220,386**	**63,444**	(221,776)	209,044	(12,732)
Corporate and exploration expenses	**(200,244)**	**(574,440)**	**(774,684)**	(55,837)	(426,479)	(482,316)
Income (loss) before tax	**(278,546)**	**(365,902)**	**(644,448)**	(104,581)	(229,282)	(333,863)
Taxes (recovery)	**8,809**	**22,405**	**31,214**	–	–	–
Net income (loss)	**$ (287,355)**	**$ (388,307)**	**$ (675,662)**	$ (104,581)	$ (229,282)	$ (333,863)
Total assets:						
South Africa	**9,465,464**	**2,387,387**	**11,852,851**	$8,557,703	$1,395,692	$9,953,395
Other Africa	**–**	**941,928**	**941,928**	–	75,161	75,161
Barbados	**–**	**4,583,097**	**4,583,097**	–	1,047,319	1,047,319
	$9,465,464	**$7,912,412**	**$17,377,876**	$8,557,703	$2,518,172	$11,075,875
Cash from operating activities	**$ (98,654)**	**$ 853,498**	**$ 754,844**	$ 1,285,637	$ (469,159)	$ 816,478
Cash from investing activities	**(119,292)**	**(366,050)**	**(485,342)**	(680,035)	159,841	(520,194)
Cash from financing activities	**165,085**	**2,117,325**	**2,282,410**	(17,354)	–	(17,354)

	Nine months ended November 30, 2003			Nine months ended November 30, 2002		
	SLJV	**Corporate and other**	**Total**	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$3,077,258**	**$ –**	**$ 3,077,258**	$1,531,765	$ –	$1,531,765
Export sales	**3,542,193**	**–**	**3,542,193**	4,313,970	–	4,313,970
	6,619,451	**–**	**6,619,451**	5,845,735	–	5,845,735
Production costs	**(6,288,308)**	**–**	**(6,288,308)**	(3,953,165)	–	(3,953,165)
Depreciation and amortization	**(424,641)**	**(35,543)**	**(460,184)**	(385,791)	(35,542)	(421,333)
	(93,498)	**(35,543)**	**(129,041)**	1,506,779	(35,542)	1,471,237
Other income and expenses	**(519,030)**	**708,595**	**189,565**	(352,893)	553,549	200,656
Corporate and exploration expenses	**(273,922)**	**(1,808,103)**	**(2,082,025)**	234,033	(1,467,538)	(1,233,505)
Income (loss) before tax	**(886,450)**	**(1,135,051)**	**(2,021,501)**	1,387,919	(949,531)	438,388
Taxes (recovery)	**8,809**	**22,405**	**31,214**	–	–	–
Net income (loss)	**$ (895,259)**	**$ (1,157,456)**	**$(2,052,715)**	$ 1,387,919	$ (949,531)	$ 438,388
Total assets:						
South Africa	**9,465,464**	**2,387,387**	**11,852,851**	$8,557,703	$1,395,692	$9,953,395
Other Africa	**–**	**941,928**	**941,928**	–	75,161	75,161
Barbados	**–**	**4,583,097**	**4,583,097**	–	1,047,319	1,047,319
	$9,465,464	**$7,912,412**	**$17,377,876**	$8,557,703	$2,518,172	$11,075,875
Cash from operating activities	**$ 149,850**	**$ 245,793**	**$ 395,643**	$ 1,227,902	$ (784,512)	$ 443,390
Cash from investing activities	**(374,296)**	**(1,549,140)**	**(1,923,436)**	(734,410)	(79,255)	(813,665)
Cash from financing activities	**52,147**	**4,732,659**	**4,784,806**	(246,939)	(31,733)	(278,672)

MANAGEMENT DISCUSSION AND ANALYSIS

The Management Discussion and Analysis (MD&A) for this interim period should be read in conjunction with the interim consolidated financial statements. It has been prepared with the understanding that all readers are already familiar with the MD&A for the fiscal period ended February 28, 2003, contained in the Company's Annual Report. The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past fiscal period but also of what management initiatives have been taken to increase shareholder value for the future.

General

AfriOre is the operator of a specialized coal and anthracite mining business in South Africa through its 50% interest in the Springlake Joint Venture ("SLJV"). The production figures reported below represent the total colliery output. AfriOre's attributable share of the Springlake operation's figures in this section is 50%. All financial figures show AfriOre's proportionate 50% share of the joint venture. In addition, AfriOre has a portfolio of other anthracite and active gold exploration projects in a number of countries in Africa.

Results of Operations

The net loss for the three months ended November 30, 2003, was $675,662 or $0.02 per share (basic and diluted) compared to a net loss of $333,864 or $0.01 per share (basic and diluted) for the quarter ending November 30, 2002.

	Three months ended November 3		Nine months ended November 30	
	2003	2002	**2003**	2002
Run-of-mine coal production, tonnes				
Underground	**99,091**	179,159	**433,104**	464,211
Open pit	**56,537**	48,919	**83,427**	149,018
	155,628	228,078	**516,531**	613,229
Tonnes processed	**142,769**	205,846	**505,765**	597,901
Recovery	**66.8%**	62.4%	**61.4%**	62.6%
Net production, tonnes	**95,328**	128,393	**310,514**	374,328
Sales, tonnes	**115,796**	96,641	**395,966**	358,921
Revenue attributable to AfriOre	**$2,311,816**	$1,456,506	**$6,619,451**	$5,845,735
Production costs attributable to AfriOre	**$2,096,179**	$1,145,530	**$6,288,308**	$3,953,165

The following comments pertain to the comparison of the current quarter to the same quarter last year. At the SLJV's **coal operation** management are saddened to report the death of Mr Elvis Khanyile, an electric scoop operator, in an underground mining accident during September 2003. Management expresses its condolences to Mr. Khanyile's family and its sincere appreciation to the mine management and staff who undertook the recovery operation under arduous circumstances. The Company is particularly appreciative of the unstinting support, technical assistance and guidance provided by the management and members of the Sasol Mining (Pty) Ltd. specialized recovery team who were intimately involved throughout the recovery operation. The accident resulted in the temporary suspension of underground mining operations for 15 days, which were resumed on October 13, 2003. Management re-commissioned the opencast operation in order to maintain sales levels to customers. Revenues are higher than the previous year as management increased sales tonnes from coal stockpiles for cash flow purposes to counteract the impact of reduced margins and as management's focus on new technologies to supply niche South African metallurgical markets bears fruit. Demand for South African steam coal has also increased in the latter part of the quarter under review as evidenced by the 22% increase in the Richards Bay Coal Terminal US $ FOB prices in the quarter. The Rand price per tonne received for export sales continues to be affected negatively by the exchange rate. The stronger Rand compared to the US Dollar resulted in AfriOre's share of export revenue from Springlake reducing by approximately Canadian $258,635 for the quarter (Canadian $678,698 for the nine month period) ending November 30, 2003 when compared to the equivalent periods last year. Production costs (Rand per tonne produced) are approximately 23% higher in the quarter under review than the same period last year due to inflationary pressures and increases in administered costs in South Africa and the purchase of coal from other producers to meet contractual commitments to customers while the underground operation recovered from the temporary closure. Production costs for the quarter include $37,016 attributable to the Company for the recovery operation following the underground fall of ground accident. **Other income and expenses** has decreased slightly for the nine month period. Interest expense has increased due to the debenture which is offset by the 56% increase in management fees received from the SLJV (23% of which is as a result of the stronger Rand against the C$). **Corporate and exploration expenses** are higher than last year as a result of the loss of an underground electric scoop in the accident at Springlake (the Company's attributable share of the write off being $183,088) and as a result of the stepped up gold exploration program that requires significantly more project management effort on a number of gold projects.

Investing

Expenditures on the coal assets in the quarter ($64,861) have decreased from last year ($241,744). Capital expenditure at the SLJV is being held back until margin pressures and the Rand price of coal sales improve. Capitalized exploration for the nine months to November 30, 2003 has increased to $1,598,912 from $498,909 as AfriOre continues field exploration on its projects in Mali and Kenya and recommenced field exploration on its FSC Gold project in South Africa.

Financing

AfriOre received gross proceeds of $1,999,990 from a private placement of units on September 25, 2003 and $323,766 was raised from the exercise of warrants and options in the quarter under review.

Cash Flow and Liquidity

Cash increased $2,582,946 in the quarter to $4,633,458 at November 30, 2003, due largely to the private placement and to a US $1.3 million advance received in this quarter from Wits Basin Precious Minerals Inc. in terms of the FSC gold project joint venture. Receivables increased by $920,700 from $1,227,579 at February 28, 2003 due to seasonal increases in sales volumes. Current liabilities increased by $4,594,264 from $ 2,076,419 at February 28, 2003. The increase is due to the reclassification of the deferred purchase price owing on the Springlake colliery (AfriOre's share R5 million or approximately $1,020,000) from a long-term to a current liability and due to US $1.8 million

received from Wits Basin Precious Minerals Inc. in the current year. The debenture issued in April is classified as a current liability as AfriOre has the right to call it at any time.

The coal operation's margins came under pressure in the quarter with the effects of the stronger Rand, inflationary pressures on production costs and the impact on productivity following the underground accident resulting in cash outflows from coal operations of $98,654 for the quarter compared to a $1,285,637 inflow from operations for the comparative quarter last year. AfriOre and its SLJV partners CIBC Capital Partners contributed R1 million (approximately $200,830) each to the SLJV to finance the coal operations in the quarter.

AfriOre continues its significant gold exploration effort with some $551,097, $648,382 and $140,264 being expended on the FSC gold project in South Africa, and projects in Mali and Kenya respectively. As announced previously, FSC expenditures are financed through a joint venture agreement with Wits Basin Precious Minerals Inc (OTCBB:WITM) ("WBPM") in which WBPM may earn up to a 50% interest in the FSC project through providing funding for expenditures of up to US$ 3.5 million to the FSC project.

AfriOre is accelerating expenditure on precious metals projects and, should it be required, may seek further funding.

Gold Projects

AfriOre received encouraging results on several of its projects. In Mali, following the successful first phase drilling program carried out by AfriOre at the Bagama high grade gold prospect, exploration has continued, with the aim of refining the geological controls of the mineralization in preparation of the next phase of drilling. An high resolution aeromagnetic survey of the entire project area has been commissioned in order to elucidate the lithological and structural geological controls to the high grade gold mineralization intersected in the recent drilling program at Bagama, to define extensions to this mineralization at Bagama as well as other drill targets. Thereafter drilling will recommence at Banankoro.

AfriOre has commenced a three drillhole programme on the FSC project in South Africa after a comprehensive analysis of data from an aeromagnetic survey and the reprocessing of seismic and gravity data. The program is anticipated to include some 6,300 metres of drilling and is aimed at intersecting stratigraphic units related to Witwatersrand gold deposits, in the depth range of 1,200 metres to 1,500 metres below surface.

An extensive mapping, sampling and trenching program has been undertaken by AfriOre on the Siaya and Ndori projects in Kenya. This has resulted in the delineation of six projects with gold mineralization on which a drilling program is scheduled in the fourth quarter.

At the 103,875 hectare Capricorn project, adjacent to the new Otjikoto gold discovery in Namibia, high resolution aeromagnetic data has been interpreted and has identified five clusters of anomalies with a cumulative 19 kilometres of strike length. Geochemical sampling for gold has commenced over these anomalies. Application has also been made for prospecting rights over an additional 77,000 hectares to further consolidate AfriOre's ground holding in the area.

Outlook

We anticipate that the strength of the Rand, particularly against the US Dollar, will continue to adversely affect margins on export sales of coal for the near future. AfriOre has taken remedial action and has cut back on capital expenditure and taken measures to reduce operating expenditure, including reducing production levels. This necessitated a reduction in the Springlake workforce by 22% to counteract the pressure on margins and to continue to balance production levels with demand and increase the profitability of the operations.

Furthermore, the drive to increase sales to the local market, at the expense of the export market, will continue in order to offset the effects of the weaker dollar relative to the Rand. The commissioning of additional production at Somkele has been deferred due to delays in obtaining all the operating permits and on account of the prevailing market conditions. AfriOre will continue with its efforts to restructure its coal holdings, which may include the disposal of interests in some of its coal assets in order to comply with South African Government policy of advancing black economic empowerment in the mining industry.

We will continue with our expanded gold exploration program on projects in South Africa, Mali, Namibia and Kenya as well as pursuing the review and acquisition of additional precious metal projects. The focus of exploration on these projects will be to determine the potential of a number of

targets where significant precious metal mineralization or geochemical or geophysical anomalies have been identified.

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.

Directors
Stuart R. Comline
G. Michael van Aswegen
Derek L. Kyle
Thomas A. Di Giacomo
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser

Management
Stuart R. Comline, Chairman
G. Michael van Aswegen, President & CEO
Bruce P. Tanner, CFO & COO Coal Operations
Mark R. Snelling, Vice President, Operations
Vere Brathwaite, Secretary

Registered Head Office
41 Roebuck Street
Bridgetown
Barbados
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com
TSX symbol: AFO
Listed in Standard & Poor's Corporation Records

South African Office
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa
Tel: 2711-803-5909
Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za

CUSIP: 007972
SEC 12g 3-2 (b) exemption 82-4514